UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

J. Crew Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46612H 40 2

(CUSIP Number)

Clive D. Bode Vice President Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46612H 40 2

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TPG Advisors II, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,196,355 (See Items 4 and 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 12,196,355 (See Items 4 and 5)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,196,355 (See Items 4 and 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0% (See Items 4 and 5)
14		TYPE OF REPORTING PERSON* CO

2

                                            Except as specifically amended and supplemented by this Amendment No. 1, all other provisions of the Schedule 13D filed by TPG Advisors II, Inc. (the “Advisors II”) on July 7, 2006 (the “Original Schedule 13D”) remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.
This Amendment No. 1 supplements Item 4 of the Schedule 13D by inserting the following paragraph immediately before the first paragraph of Item 4 of the Schedule 13D:

“Sale of Common Stock.

On January 25, 2007, the Company and Advisors II, on behalf of Partners II, Parallel II and Investors II, entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman, Sachs & Co., Bear, Stearns & Co. Inc. and each of the other underwriters named in Schedule I thereto (the “Underwriters”). Pursuant to the Underwriting Agreement, and under a registration statement of the Company on Form S-1 (File No. 333-139890) (the “Registration Statement”), Advisors II sold (and caused Partners II, Parallel II and Investors II to sell) 9,000,000 shares of Common Stock to the Underwriters, with a public offering price of $37.8100 per share, less an underwriting discount of $1.7015 per share. The sale was settled on January 30, 2007. Advisors II also granted to the Underwriters a 30-day option to purchase an additional 1,312,589 shares of Common Stock to cover over-allotments.”

Item 5.	Interest in Securities of the Issuer.
This Amendment No. 1 amends and restates Items 5(a)-(b) of the Schedule 13D as set forth below:

	“(a)-(b)	Advisors II may be deemed to beneficially own an aggregate of 12,196,355 shares of Common Stock, representing in the aggregate approximately 21.0% of the outstanding shares of Common Stock.

3

The foregoing percentage calculation is based on a total of 58,181,697 shares of Common Stock outstanding as of November 29, 2006 as set forth in the Quarterly Report on Form 10-Q filed by the Company with the Commission on December 12, 2006.”

As reported in the Original Schedule 13D, Advisors II had previously held 3,364,593 in conjunction with Mr. Drexler through TPG-MD and, thus did not have sole voting and dispositive power over such shares. As set forth in the Form 4 filed by the Reporting Person with the Commission on July 3, 2006, TPG-MD distributed the 3,364,593 shares to Advisors II and, as a result, Advisors II now has sole voting and dispositive power over all 12,196,355 shares of Common Stock owned by Partners II, Parallel II and Investors II.”

Item 7.	Material to be Filed as Exhibits.
This Amendment No. 1 supplements Item 7 of the Schedule 13D by inserting the following paragraph after the last paragraph of Item 7 of the Schedule 13D:

	“Exhibit 7	Underwriting Agreement dated January 25, 2007, by and among the Company, Advisors II (on behalf of Partners II, Parallel II and Investors II) and the Underwriters.

Schedule I.	Executive Officers and Directors of TPG Advisors II, Inc.

This Amendment No. 1 amends and restates Schedule I of the Schedule 13D in its entirety as set forth below:

“The names of the directors and the names and titles of the executive officers of TPG Advisors II, Inc. (“TPG”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of TPG at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to TPG and each individual is a United States citizen.”

	David Bonderman	Chairman of the Board, President

	James G. Coulter	Vice President

	John E. Viola	Vice President, Treasurer

	Clive D. Bode	Vice President, Secretary

	Thomas E. Reinhart	Vice President

	Jonathan J. Coslet	Vice President

	D. Thomas Keltner	Chief Compliance Officer and Assistant Secretary

	G. Douglas Puckett	Assistant Treasurer

	S. Michelle Reese	Assistant Secretary

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2007

TPG Advisors II, Inc.

By: /s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President